SWIRE PACIFIC

Stock codes:
A Share 00019
B Share 00087


PACIFIC PLACE

2006 INTERIM REPORT

INFORMATION FOR INVESTORS

REGISTERED OFFICE

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway, Hong Kong

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

Website: http://www.computershare.com.hk

DEPOSITARY

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY 10286
U.S.A.

Website: http://www.adrbny.com
E-mail: ADR@bankofny.com

Domestic toll free: 1-888-BNY-ADRs
International call: (1-610) 382-7836
Fax: (1-212) 571-3050

STOCK CODES	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

INVESTOR RELATIONS

E-mail: corporateaffairs@swirepacific.com

PUBLIC AFFAIRS

E-mail: publicaffairs@swirepacific.com
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

Contents

FINANCIAL HIGHLIGHTS

	Note	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Turnover		**9,409**	8,988	18,937
Operating profit		**8,054**	7,667	19,842
Profit attributable to the Company's shareholders		**7,916**	7,326	18,757
Total equity (including minority interests)		**101,397**	90,002	100,772
Consolidated net borrowings		**12,508**	8,518	5,448
		HK$	HK$	HK$
Earnings per share	1			
'A' shares		**5.17**	4.79	12.25
'B' shares		**1.03**	0.96	2.45
		HK¢	HK¢	HK¢
Dividends per share				
'A' shares		**63.0**	60.0	206.0
'B' shares		**12.6**	12.0	41.2
		HK$	HK$	HK$
Equity attributable to the Company's shareholders per share				
'A' shares		**65.88**	55.36	61.95
'B' shares		**13.18**	11.07	12.39

Note:

1. *Earnings per share have been calculated by dividing the profit attributable to the Company's shareholders by the weighted average number of shares in issue during the period.*

UNDERLYING PROFITS

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Underlying operating profit	**2,673**	2,585	7,464
Underlying profit attributable to the Company's shareholders	**3,482**	3,261	8,742
	HK$	HK$	HK$
Underlying earnings per share ('A' shares)	**2.27**	2.13	5.71
	HK$	HK$	HK$
Underlying equity attributable to Company's shareholders per share ('A' shares)	**73.42**	61.13	68.77

A separate statement reconciling the profit per accounts and the underlying profit is provided in the Financial Review section on page 15.

A reconciliation between equity attributable to Company's shareholders per accounts and underlying equity attributable to Company's shareholders is provided on page 16.

CONSOLIDATED RESULTS

The profit attributable to shareholders for the first half of 2006 was HK$7,916 million, compared with HK$7,326 million for the first six months of 2005. Underlying profits, which adjust for the impact of Hong Kong Accounting Standard 40 and Interpretation 21 on investment properties and income taxes amounted to HK$3,482 million, an increase of 6.8% over the corresponding amount of HK$3,261 million for the same period in 2005.

Your directors have today declared interim dividends of HK¢63 (2005: HK¢60) per 'A' share and HK¢12.6 (2005: HK¢12) per 'B' share payable on 4th October 2006 to shareholders registered at the close of business on 21st September 2006. The share registers will be closed from 18th September to 21st September, both dates inclusive.

OPERATING RESULTS

Gross rental income in the Property Division increased by 4.7% to HK$2,267 million in the first half of the year. Demand has been particularly strong across the office portfolio where occupancy is now around 97%. Underlying attributable profits increased by 8.2% to HK$1,540 million compared with the corresponding period, with an increase in trading profits from the United States offsetting a reduction in profit from the sale of investment property.

The Aviation Division reported an attributable profit of HK$985 million, a small increase on that of the previous year. Although demand has remained strong for airline services, passenger and cargo yields declined under competitive pressure on pricing, while the sustained high cost of fuel continues to have an adverse impact on profitability. Non-airline services have performed well, with strong profit growth from aircraft engineering operations.

The Beverages Division recorded improved profits, with strong sales volume growth in Mainland China. Within the Marine Services Division, Swire Pacific Offshore's profits improved as charter rates and utilisation increased but the division overall reported lower earnings, reflecting the absence of profits from Modern Terminals which had been sold in the second half of 2005. The Trading & Industrial Division's profits declined, with weak demand for imported cars adversely affecting Taikoo Motors in Taiwan.

FINANCE

The group's financial position remains strong with underlying gearing of 11% at 30th June 2006, and underlying interest cover of 8.8 for the half year. Committed but undrawn facilities totalled HK$2,576 million. As at the date of this report, new financing for the year in the form of two bonds and a syndicated loan, totalling HK$8,096 million had been arranged.

PROSPECTS

The recent and planned expansion of the group's investment in commercial property, aviation and offshore oil support, all sectors with foreseeable strong demand, provide good prospects for value-creating growth.

Demand for Grade A office space remains firm and it is expected that the vacancy rate of the existing portfolio will continue to reduce. Work has started on One Island East, which on completion in the first half of 2008 will increase the size of the current office portfolio by approximately 22%.

The reorganisation of the group's airline interests, if approved by shareholders of the relevant parties on 22nd August, offers the prospect of significant long term growth. The integration of the complementary networks of Cathay Pacific and Dragonair will significantly improve connectivity and convenience for passengers, facilitating improved demand and cost synergies.

Good performances in the first half from offshore oil services and beverage interests look likely to continue through the year. Some improvement is expected in the results of Taiwan Motors and other businesses in the Trading & Industrial Division are expected to perform broadly in line with the previous year.

Christopher Pratt
Chairman
Hong Kong, 10th August 2006

PROPERTY DIVISION

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Turnover			
Gross rental income derived from			
Offices	963	798	1,647
Retail	1,181	1,134	2,315
Residential	123	98	206
Non-recurring gross rental income			
Offices	–	54	54
Retail	–	82	82
Other income (Note 1)	36	37	78
Property investment	2,303	2,203	4,382
Property trading	496	187	1,339
Sale of investment properties	180	501	509
Total turnover	2,979	2,891	6,230
Operating profit derived from			
Property investment	1,636	1,567	3,064
Property trading	181	61	514
Sale of investment properties	(2)	89	93
Valuation gains on investment properties			
– change in fair value (Note 2)	5,657	4,584	11,881
– transferred to finance cost (Note 3)	–	158	158
– write-back of over-provision for land premium (Note 4)	–	692	692
Total operating profit	7,472	7,151	16,402
Share of post-tax profits from jointly controlled and associated companies	212	101	214
Attributable profit	6,052	5,488	12,684

Notes:

1. *Other income is mainly estate management fees.*
2. *Refer to Note 2 in Financial Review section on page 15.*
3. *Refer to Note 4 in Financial Review section on page 15.*
4. *Refer to Note 5 in Financial Review section on page 15.*

The attributable profit in the table above reflects the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property". Particulars of the standard and its impact on the division's result are set out in the Financial Review Section on pages 15 to 16. The underlying profit of the division, which excludes the impact of adopting HKAS 40 and Interpretation ("HKAS-Int") 21, is shown on the next page.

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Attributable profit	6,052	5,488	12,684
Profit on sale of investment properties	170	349	352
Valuation gains from subsidiaries			
– change in fair value	(5,657)	(4,584)	(11,881)
– transfer to finance cost	–	(158)	(158)
– write-back of over-provision for land premium	–	(692)	(692)
Share of valuation gains from JCC and associates	(29)	(35)	(114)
Owner-occupied properties	11	3	7
Taxation	991	890	2,127
Minority interests	2	162	349
Underlying profit	1,540	1,423	2,674

Property portfolio – gross floor area ('000 square feet)

Location	*Total*	*Retail*	*Office*	*Techno-centres*	*Residential*	*Hotels*
Completed						
Pacific Place	3,890	711	2,180	–	617	382
TaiKoo Place	4,451	–	2,640	1,811	–	–
Cityplaza	2,738	1,105	1,633	–	–	–
Festival Walk	1,214	982	232	–	–	–
Others	834	602	183	–	49	–
– Hong Kong	13,127	3,400	6,868	1,811	666	382
– Mainland China	114	37	77	–	–	–
– United States	258	–	–	–	–	258
Total completed	**13,499**	**3,437**	**6,945**	**1,811**	**666**	**640**
Under and pending development						
– Hong Kong	2,177	–	1,977	–	–	200
– Mainland China	3,741	1,145	1,740	–	–	856
Total	**19,417**	**4,582**	**10,662**	**1,811**	**666**	**1,696**

Hong Kong investment property

Gross rental income for the half year to 30th June 2006 amounted to HK$2,267 million, compared with HK$2,166 million for the corresponding period in 2005. Broad-based demand for office space has pushed rents higher, and occupancy has increased, with a resultant rise in income. Occupancy of the office portfolio is currently around 97%. Rental levels are expected to continue to remain firm across the portfolio.

Retail rental income was also higher than for the same period in 2005, with domestic and tourist demand driving an increase in retail sales.

On 3rd March 2006 Swire Properties completed the acquisition of the 50% interest in Festival Walk previously held by CITIC Pacific for a total consideration of HK$6,123 million. Festival Walk is now wholly-owned by Swire Properties.

Construction work on the superstructure of One Island East commenced in the first half of the year and it is expected that the building will be completed in the first half of 2008. This 70-storey Grade A office building will add approximately 1.5 million square feet to Swire Properties' Island East investment property portfolio. Marketing of the building has commenced.

Valuation of investment properties

The portfolio of investment properties was valued at 30th June 2006 by DTZ Debenham Tie Leung. As a result of this valuation, Swire Properties' operating profit increased by HK$5,657 million, reflecting the rise in rentals and benchmarks set by recent transactions in the market.

Hong Kong property trading

The development at Java Road in North Point, where Swire Properties has been appointed as developer by China Motor Bus, has commenced with completion expected in 2008. Swire Properties will be entitled to reimbursement of costs and a share of the net sales proceeds under the terms of this appointment.

Demolition work has been completed at 2A-2E Seymour Road, where Swire Properties has a controlling stake in this site with redevelopment potential of approximately 174,000 square feet. This development will proceed once outstanding approvals have been obtained.

Hotels

The JW Marriott, Conrad Hong Kong and Island Shangri-La hotels at Pacific Place have all benefited from high occupancy and increased room rates. The Novotel Citygate, in which Swire Properties has a 20% interest, opened in April. Profits at the Mandarin Oriental Miami continue to improve.

Mainland China

Work is underway at the Taikoo Hui mixed-use commercial development in Guangzhou, although progress has been slow with completion now expected in late 2009. A number of other opportunities on the Mainland are being actively explored.

USA

Construction is proceeding well at Asia, a 123-unit condominum tower on Brickell Key, Miami scheduled for completion in the middle of 2007. The project is largely sold out. All units at The Carbonell have now been handed over to purchasers.

Keith Kerr

AVIATION DIVISION

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Share of post-tax profits from associated companies			
Cathay Pacific Group*	723	722	1,418
Hong Kong Dragon Airlines	(7)	15	43
Hong Kong Aircraft Engineering Group	180	130	279
Hong Kong Air Cargo Terminals	134	127	283
	1,030	994	2,023
Attributable profit	985	952	1,928

* *These figures do not include Cathay Pacific Airways' share of profit from Hong Kong Aircraft Engineering group and Hong Kong Dragon Airlines, which have been included in the attributable figures for those companies.*

Cathay Pacific Airways

		Six months ended 30th June 2006	Six months ended 30th June 2005	Change
Key Operating Highlights				
Revenue passenger kilometres ("RPK")	*Million*	34,633	30,882	+12.1%
Revenue passengers carried	*'000*	8,144	7,333	+11.1%
Passenger load factor	*%*	79.1	78.1	+1.0%pt
Passenger yield	*HK cents*	45.8	47.2	-3.0%
Cargo carried	*'000 tonnes*	573	518	+10.6%
Cargo and mail load factor	*%*	67.7	65.9	+1.8%pts
Cargo and mail yield	*HK$*	1.69	1.75	-3.4%
Cost per available tonne kilometre ("ATK")	*HK$*	2.19	2.19	–
Cost per ATK without fuel	*HK$*	1.56	1.58	-1.3%
Aircraft utilisation	*Hours per day*	12.7	12.6	+0.8%
On-time performance	*%*	87.7	86.9	+0.8%pts

Cathay Pacific Airways

In the first six months of the year, the Cathay Pacific group made a profit of HK$1,668 million, compared to a profit of HK$1,670 million in the same period last year. Turnover increased by 13.4% to HK$27,086 million with robust demand for both passenger and cargo services. The high cost of fuel, which increased to 28.8% of the airline's total net operating costs compared with 27.9% last year, dampened the overall result.

Demand for passenger services increased more than additional new capacity, but passenger yield decreased by 3.0 % to HK¢45.8. First and business class loads remained strong with the overall passenger load factor improving slightly to 79.1%.

Growth in cargo services out of Hong Kong continues to be strong. The amount of cargo carried increased 10.6% to 572,552 tonnes with an increase in transshipment tonnage. Cargo capacity increased 5.8% while the average load factor improved to 67.7%. Cargo yield was HK$0.06 down from HK$1.75 last year.

Net fuel cost increased 11.7% to HK$5,756 million and prevailing conditions suggest no near term fuel price correction. Increases in fuel surcharges have only partially offset the increased cost.

In 2006, Cathay Pacific celebrates its 60th anniversary and will acquire its 100th aircraft.

In December, the company placed its largest new aircraft order comprising 16 Boeing 777-300ERs. This order has been augmented by the exercise of part of previously announced purchase rights by committing to purchase two more Boeing 777-300ERs for delivery in 2009. Orders for another six new Boeing 747-400ERF freighters have recently been placed for delivery in 2008 and 2009. Cathay Pacific took delivery of a Boeing 777-300 and its second Boeing 747-400BCF, converted freighter, in July. A third converted freighter is due in September. Three more will arrive in 2007 and options remain on six more. As at the date of this report, outstanding firm orders for aircraft comprised five second hand Boeing 747-400s, six Boeing 747-400ERFs, 18 Boeing 777-300ERs and six Airbus A330-300s. The airline's 100th aircraft, an Airbus A330-300, will arrive in August.

Cathay Pacific commenced a new freighter service to Chennai and increased frequencies to Delhi, Mumbai, Penang and Singapore. From September, Stockholm and Toronto will be added to the airline's freighter network bringing the number of freighter destinations to 30 in total. Additional passenger services were mounted to Adelaide, Frankfurt, Rome and Seoul.

Cathay Pacific has announced plans to make Dragonair a wholly owned subsidiary and so further strengthen Hong Kong's position as a global aviation hub. As part of this restructuring, Cathay Pacific will also acquire a further 10% in Air China and the Air China group is to become a 17.5% shareholder in Cathay Pacific. These steps will create one of the world's strongest airline groupings.

The company has submitted a proposal to build and operate the world's largest cargo terminal at Hong Kong International Airport. The proposed facility would have an annual capacity of up to five million tonnes and enable the company to strengthen Hong Kong's position as a global logistics hub.

Cathay Pacific was named "Airline of the Year 2006" by both Air Transport World magazine and Official Airline Guides. Together with recognition from respected travel industry magazine TTG Asia and Skytrax Research, the company currently holds four "Airline of the Year" awards.

AHK Air Hong Kong ("AHK")

AHK took delivery of two new Airbus A300-600F freighters in May and June, increasing the fleet to eight. AHK operates overnight express cargo services to seven destinations in Asia, namely Bangkok, Osaka, Penang, Seoul, Singapore, Taipei and Tokyo.

With ongoing expansion in the freighter network, capacity increased by 2.8%. Load factor increased by 5.6 percentage points while yield increased by 0.4%.

Hong Kong Dragon Airlines ("Dragonair")
Dragonair recorded a loss for the first six months of 2006 with high fuel prices continuing to affect the airline's profitability.

Passenger revenue increased with the airline carrying 2.6 million passengers, 10.2% higher than last year. Passenger load factor increased slightly by 0.5 percentage point while passenger yield decreased by 1.5%.

188,000 tonnes of cargo was carried during the period, representing an increase of 4.6% over last year. Cargo load factor increased by 0.4 percentage point. However, cargo yield decreased by 6.7% as the airline saw a marked increase in competition.

The airline commenced a new passenger service to Shenyang via Dalian from March 2006. The airline now serves 31 destinations in Asia and operates freighter services to major cities in Asia, Europe, Middle East and the United States.

Dragonair took delivery of two Airbus A330s in January and April on operating lease. The airline now operates a fleet of ten Airbus A320s, six A321s, 15 A330s and four Boeing 747 freighters. One A330 on operating lease will be delivered in October and two Boeing 747-400BCFs will be delivered in October and December respectively.

Hong Kong Aircraft Engineering Company ("HAECO")
HAECO recorded an interim profit of HK$398 million, a 38% increase over the same period in 2005. This reflects increased heavy maintenance work in both Hong Kong and at HAECO's subsidiary Taikoo (Xiamen) Aircraft Engineering Company Limited's ("TAECO") facilities in Xiamen. TAECO's results were boosted by operations at its fourth double bay hangar which opened at the start of this year. Line maintenance at Hong Kong International Airport and engine overhaul by Hong Kong Aero Engine Services Limited ("HAESL") also produced satisfactory results.

The HAECO group is currently running its facilities at near capacity. It is making good progress in expanding its operations. HAECO's second hangar at Hong Kong International Airport is scheduled to open at the end of 2006. TAECO's fifth hangar at Xiamen is on schedule to open in mid-2007 and a sixth hangar will also be constructed with completion expected by the end of 2008. HAESL's engine-build workshop extension will open in the second half of 2007. Staff recruitment and training to meet this expansion is proceeding satisfactorily.

Hong Kong Air Cargo Terminals ("Hactl")
Hactl reported sustained growth for the first half of 2006, with overall throughput increasing by 5.8%. Exports, imports and transshipment volumes all showed healthy growth.

Cathay Pacific Catering Services Group
The airline catering group recorded a satisfactory interim profit due to good volume growth. However profit margins continued to decline on weaker pricing.

The performance of overseas flight kitchens remained fairly stable in the first half of 2006 with improvements in the Toronto and Vancouver operations. However, the Taipei operation was adversely affected by increased food costs.

Hong Kong Airport Services ("HAS")
HAS recorded a satisfactory interim profit as traffic through Hong Kong International Airport continued to grow at a reasonable pace.

Philip Chen

BEVERAGES DIVISION

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Turnover*	2,658	2,455	5,187
Operating profit	155	147	408
Share of post-tax profits from jointly controlled companies	124	118	214
Attributable profit	214	205	474

* *Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$3,451 million in the first half of 2006 (2005: first half HK$2,719 million; full year HK$5,502 million).*

Segment Information

	Turnover			Attributable Profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M
Hong Kong	698	604	1,358	40	39	121
Taiwan	462	487	1,046	16	17	52
USA	1,498	1,364	2,783	102	93	203
Mainland China	–	–	–	73	70	127
Head office – costs	–	–	–	(17)	(14)	(29)
	2,658	2,455	5,187	214	205	474

	Six months ended 30th June 2006				
	Total	**Hong Kong**	**Taiwan**	**USA**	**Mainland China**
Sales volume (million cases)	292.2	22.7	19.3	41.1	209.1
Franchise population (million)	431.4	6.9	22.8	6.0	395.7
Number of plants	14	1	2	2	9
Number of employees	15,768	1,340	937	1,770	11,721

The division made an attributable profit of HK$214 million for the half year, compared with a profit of HK$205 million for the same period last year. The growth in profits was largely driven by improved results in the USA and Mainland China. Year-on-year, total sales volume grew 16.1%.

Hong Kong experienced excellent volume growth of 7.5% with the Healthworks, Bonaqua, Bonactive and Nestea brands all achieving record high market shares. Good weather at the start of the year also helped lift sales, though the first half closed quietly following a very wet May and June. Margins remain under pressure from widespread discounting and higher material costs. Improved control of operating costs helped offset some of the margin erosion, allowing profits to rise modestly.

Taiwan saw sales volume decline 3.9% for the first six months compared to the same period last year due to the continued decline in the carbonated soft drinks category and an absence of significant new non-carbonated product introductions. A combination of managed price increases, selected material cost savings and control of operating costs helped to mitigate reduced margins. Profit was marginally behind last year.

Sales in the **USA** benefited from a strong portfolio of energy drinks and effective promotion of the core brands. In particular, Dasani and Powerade continue to outperform the market.

Overall, total sales volume grew 6.6% which more than offset the impact of higher material and fuel costs.

Mainland China sales volume increased by 21.6%, with particularly strong growth from sales of Minute Maid and Nestea. Higher material costs, in particular sugar, have been countered by the strong growth in sales and moderate price increases. Operating costs remain under control with overall attributable profit rising 4.3% to HK$73 million.

John Slosar

MARINE SERVICES DIVISION

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Swire Pacific Offshore			
Turnover	878	714	1,492
Operating profit	279	154	413
Attributable profit*	273	205	467
Profit from sale of an associated company	–	–	2,270
Share of post-tax profits from jointly controlled and associated companies			
Ship repair, land engineering and harbour towage	33	23	30
Container terminal operations	40	191	268
Offshore oil support services	21	77	86
	94	291	384
Attributable profit	346	419	3,035

	Six months ended 30th June		Year ended 31st December
	2006	2005	2005
Fleet size (number of vessels)			
Swire Pacific Offshore	66	63	63
Hongkong Salvage & Towage	28	31	31
Total	94	94	94
Container terminal throughput ('000 TEUs)			
Shekou Container Terminals I and II	875	1,123	2,230

* *Including post-tax profits from jointly controlled and associated companies shown below.*

MARINE SERVICES DIVISION (continued)

The division reported attributable profits for the first half year of HK$346 million, compared with HK$419 million for the same period in 2005 which included a contribution of HK$134 million from Modern Terminals Limited.

Swire Pacific Offshore: The continued strengthening in the oil price has led to a sustained increase in global exploration activity. This has resulted in higher charter rates and better utilisation of Swire Pacific Offshore's fleet. Forward coverage has also reached a five-year high and the outlook for the second half of 2006 remains positive. Profits in the first half were augmented by the sale of two older vessels.

During the first half of 2006 Swire Pacific Offshore sold the utility vessel, Pacific Oak, and an anchor-handling vessel, Pacific Centurion and took delivery of three new anchor-handling vessels. In addition the company's first ice-class platform supply vessel, destined for a long-term contract in Sakhalin was delivered. This has increased the fleet to 66 vessels, including seven jointly-held vessels and one vessel chartered in by a jointly controlled company during the period. Over the next three years, the company will take delivery of eight new anchor-handling vessels and five platform supply vessels, of which one is ice-class. The addition of new vessels continues the process of reducing the overall age of the fleet, through replacement by more technologically advanced and competitive equipment.

Hongkong United Dockyards Group has reported significantly improved operating profits in line with the strategy of focusing on the core businesses of ship repair and harbour towage. These are expected to perform well in the second half of 2006. The group sold three tugs in the first half of 2006, including one ocean-going vessel, in keeping with plans to scale-down ocean-going tug operations.

Shekou Container Terminals I and II reported lower profits for the first half of 2006 mainly due to a reduction in services to the USA operated by certain major customers and reduced profit margins following the rapid increase in berthing facilities in Shenzhen. The outlook for the second half of 2006 is cautiously optimistic in the expectation of increased volumes from existing customers.

Geoffrey Cundle
Davy Ho

TRADING & INDUSTRIAL DIVISION

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Turnover			
Taikoo Motors group	1,915	2,056	4,156
Swire Resources group	625	743	1,574
Other subsidiaries	196	148	347
	2,736	2,947	6,077
Operating profits/(losses)			
Taikoo Motors group	92	141	245
Swire Resources group	58	68	137
Other subsidiaries and head office costs	–	(7)	(9)
Valuation gain on investment property	21	–	6
Discontinued businesses	–	–	9
	171	202	388
Attributable profits/(losses)			
Taikoo Motors group	70	105	182
Swire Resources group*	65	52	106
Other subsidiaries and head office costs	1	(6)	(8)
Valuation gain on investment property	17	–	6
Discontinued businesses	–	–	9
	153	151	295
Share of post-tax profits from jointly controlled and associated companies			
Swire SITA group	30	35	83
CROWN Beverage Cans group	17	26	67
ICI Swire Paints	33	34	75
Swire Resources group	13	1	2
	93	96	227
Attributable profit	**233**	246	520

* *Including post-tax profits from jointly controlled and associated companies shown below.*

The division reported an attributable profit of HK$233 million, a 5% decrease from HK$246 million earned in the first half of 2005.

Taikoo Motors Taiwan reported a profit of HK$70 million in the first half of 2006 compared to HK$105 million in the same period last year. The company sold 6,492 vehicles, 15% less than the same period last year, compared to a 12% drop in the Taiwan imported car market as a whole. Increasing credit card defaults early in the year led to a general credit contraction which has adversely affected the lower end of the car market. The company's Kia sales are sharply down on last year with Audi sales modestly lower. VW sales, however, are higher than the same period last year. Some recovery is expected in the second half but annual volumes are likely to be lower than the record levels achieved in 2005. Sales of Volvo trucks and buses, and VW light commercial vehicles, were satisfactory and the forward order book is firm.

Swire Resources, the division's sports shoe and apparel company had a strong first half. Sales were 23% ahead of the same period last year. The prior year turnover included revenue from the sales of Puma shoes and apparel: this business became a joint venture in January 2006. The company is distributor for 17 brands in Hong Kong and two brands in Mainland China. The retail branch network has 105 shops in Hong Kong and 71 shops in Shanghai and Beijing. Sales in Hong Kong have been generally flat on a same store basis but sales growth in Mainland China continues to be strong with an increase of 77% year on year. Margins remain broadly in line with the first half of 2005. The outlook for the second half of 2006 is encouraging.

Taikoo Sugar returned to profitability in the first half with a profit of HK$2.1 million compared to a loss of HK$2.3 million in the same period last year. Retail sales in Hong Kong saw a satisfactory increase while bulk sales were strong. Encouraging sales growth was achieved in Mainland China. Margins will be under pressure in the second half due to rising sugar costs.

Swire Duro reported a loss of HK$1.0 million in the first half of 2006 compared to a loss of HK$2.2 million in the same period last year. Results in the first half were adversely affected by the delay in a key project.

Swire SITA Waste Services returned a HK$30 million post-tax profit attributable to the group in the first half of 2006 compared to HK$35 million for the same period in 2005. The Hong Kong transfer stations recorded higher waste receipts while landfill waste receipts decreased moderately. The 80% owned waste management company in Macau produced satisfactory results. Performance at the company's waste-to-energy incinerator in Kaohsiung, Taiwan, continued to be compromised by low waste receipts and technical malfunctions. Construction of the hazardous waste incinerator in Shanghai, in which the company has a 40% interest, is progressing as planned. Commissioning started in February with operations expected to commence in August 2006.

The CROWN Beverage Cans group returned a HK$17 million post-tax profit attributable to the group in the first half of 2006 compared to HK$26 million for the same period in 2005. Demand from the beverage industry in Mainland China remains strong with sales volume up 15% in the first half. The Hanoi plant recorded sales growth of 25%. Margins fell due to significantly higher aluminium prices. Sales should continue to be strong in the second half but margins are likely to remain under pressure.

ICI Swire Paints reported a post-tax profit of HK$33 million attributable to the group in the first half of 2006, compared to HK$34 million in 2005 (which had included an HK$18 million write-back of prior year provisions). Sales in Hong Kong were generally flat while sales in Mainland China recorded volume growth of 30%. The company continues to increase its product portfolio and is expanding its distribution network. The outlook for the second half is promising although recent government measures to cool the residential property market could start to slow growth.

Geoffrey Cundle

Following the adoption of Hong Kong Accounting Standard ("HKAS") 40 "Investment property" on 1st January 2005, the fair value of the group's investment property is presented on the balance sheet and the movements of the asset value between balance sheet dates are recognised in the profit and loss account. In addition, Hong Kong Accounting Standard Interpretation ("HKAS-Int") 21 "Income taxes – recovery of revalued non-depreciated assets" requires the calculation of deferred taxation arising from the revaluation surpluses of investment properties. The underlying profit of the group represents profit excluding the impact of adopting HKAS 40 and HKAS-Int 21. The statement below sets out the reconciliation between profit per accounts and underlying profit for the periods ended 30th June 2006, 31st December and 30th June 2005. A reconciliation between equity attributable to the Company's shareholders per accounts and the underlying equity attributable to the Company's shareholders ended on those same dates is provided on page 16.

RECONCILIATION OF PROFIT PER ACCOUNTS AND UNDERLYING PROFIT

		Six months ended 30th June				Year ended 31st December	
	Note	**2006 Operating Profit HK$M**	**2006 Attributable Profit HK$M**	2005 Operating Profit HK$M	2005 Attributable Profit HK$M	2005 Operating Profit HK$M	2005 Attributable Profit HK$M
Profit per accounts		8,054	7,916	7,667	7,326	19,842	18,757
Sale of investment properties	1	296	296	349	349	352	352
Changes in fair value of investment properties	2	(5,688)	(5,688)	(4,584)	(4,584)	(11,887)	(11,887)
Owner-occupied properties	3	11	11	3	3	7	7
Taikoo Shing interest	4	–	–	(158)	(158)	(158)	(158)
Write-back of land premium	5	–	–	(692)	(692)	(692)	(692)
Share of profits less losses of JCC and associates	2	–	(29)	–	(35)	–	(114)
Taxation	2	–	974	–	890	–	2,128
Minority interests	2	–	2	–	162	–	349
Underlying		2,673	3,482	2,585	3,261	7,464	8,742

Notes:

1. *Profit on sale of investment properties*
   Under the former accounting policy, when an investment property was sold the amount shown in the profit and loss account represented the difference between the selling price and cost and a transfer was made between the profit and loss account and the property valuation reserve, representing the difference between cost and the carrying value. Under HKAS 40, the amount shown in the profit and loss account on sale of an investment property is the difference between selling price and carrying value.
2. (a) *Change in fair value of investment properties*
   This adjustment is the amount by which the group's investment property increased in fair value during the period. Under HKAS 40 all movements in fair value are now shown in the profit and loss account, and the cumulative amount of the property valuation reserve as at 31st December 2004 has been transferred to revenue reserves.

   (b) *Deferred taxation in respect of change in fair value of investment properties*
   HKAS-Int 21 requires that deferred taxation be provided in respect of valuation surpluses and deficits on leasehold investment property at profits tax rates. This adjustment therefore provides for taxation on the change in fair value of investment properties for the period. Capital gains arising on sale of property in Hong Kong are not subject to taxation.
3. *Reclassification of owner-occupied investment properties*
   Under HKAS 40, the portion of owner-occupied investment properties should be reclassified and accounted for as property, plant and equipment under HKAS 16 and subject to annual depreciation unless that portion of investment properties cannot be sold separately. Prior to 2005 an exemption was applied under the old HKAS where the owner-occupied portion represented less than 15% of the properties.
4. *Transfer from property valuation reserve to profit and loss account of finance cost relating to land premium*
   This adjustment represents the release of an amount previously charged against the property valuation reserve in relation to the Taikoo Shing Arbitration, but transferred to finance cost when the quantum of premium was determined.
5. *Write-back of overprovision of land premium*
   This represents the amount overprovided in 2000 in respect of the Taikoo Shing Arbitration premium and interest. Under HKAS 40 such a movement must be released in the profit and loss account, where previously it would have been released as a movement in the property valuation reserve.

RECONCILIATION OF EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS PER ACCOUNTS AND UNDERLYING EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS.

Underlying equity attributable to Company's shareholders ignores the impact of deferred tax on property revaluations required under HKAS 40 and HKAS-Int 21.

	30th June		31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Equity attributable to Company's shareholders per accounts	**100,855**	84,751	94,843
HKAS 40 and HKAS-Int 21 adjustments (net)	**11,555**	8,837	10,457
Underlying equity attributable to Company's shareholders	**112,410**	93,588	105,300
Underlying minority interests	**1,109**	6,433	6,496
Underlying total equity	**113,519**	100,021	111,796
	HK$	HK$	HK$
Equity attributable to Company's shareholders per share ('A' shares)			
– Per accounts	**65.88**	55.36	61.95
– Underlying	**73.42**	61.13	68.77

CASH FLOW SUMMARY

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Net cash generated by businesses and investments:			
Cash generated from operations	**2,698**	1,655	5,158
Payment of Taikoo Shing land premium	**–**	–	(1,531)
Cash from asset realisations*	**745**	1,076	4,165
Dividends received	**871**	1,382	2,152
Capital expenditure and investments**	**(8,349)**	(1,253)	(2,466)
Tax and net interest paid	**(668)**	(435)	(785)
	(4,703)	2,425	6,693
Cash paid to shareholders and net funding by external debt:			
Dividends paid	**(2,290)**	(2,734)	(3,686)
Increase/(decrease) in borrowings	**6,668**	78	(2,297)
Repayment of capital contribution to minority interest	**(2)**	(5)	(314)
	4,376	(2,661)	(6,297)
(Decrease)/increase in cash and cash equivalents	**(327)**	(236)	396

* *Includes proceeds from disposals of property, plant and equipment, investment properties, sale of a subsidiary company, and sale of shareholdings in and repayments of loans by jointly controlled and associated companies and available-for-sale investments.*

** *Includes purchases of property, plant and equipment and intangibles, additions of investment properties, leasehold land and land use rights, deferred expenditure, purchase of shareholdings in an existing subsidiary company, and purchase of shareholdings in and loans to jointly controlled and associated companies.*

Cash generated from operations was supplemented by contributions from unit closings in The Carbonell.

Cash from asset realisations was derived mainly from the sale of Cameron Lodge and 26/28 Severn Road to John Swire & Sons (H.K.) Limited in June 2006. Other receipts included the proceeds received from the sale of property in Taiwan held by Taikoo Motors and the disposal of certain available-for sale investments.

Major capital expenditure and investments were in respect of the acquisition of a 50% shareholding interest in Festival Walk, the purchase of additional offshore support vessels and the purchase of shares in HAECO.

NET DEBT

Equity attributable to Company's shareholders and minority interests at 30th June 2006 totalled HK$101,397 million (as at 31st December 2005: HK$100,772 million). At 30th June 2006, net borrowings were HK$12,508 million, compared to HK$5,448 million at 31st December 2005.

CHANGES IN FINANCING

On 30th March 2006, the group successfully issued two fixed rate bonds under the Medium Term Note Programme with par values of HK$1,800 million and US$360 million. The HK$ issue carried a coupon of 4.93% for seven years whilst the US$ issue carried a coupon of 5.625% for ten years. The US$ issue was fully swapped into HK$ whilst 50% was also swapped from fixed to floating rate debt. In June, a bridging loan of HK$1,000 million was accepted so as to maintain undrawn committed facilities at prudent levels, in anticipation of the successful completion of a HK$3,500 million syndicated loan, signed on 7th August 2006.

During the first half of 2006, major debt repayments included a HK$200 million revolving credit loan in January and a HK$500 million note in May.

SURPLUS FUNDS

The group had surplus funds of HK$1,665 million which consist of short-term deposits and bank balances and certain available-for-sale investments as at 30th June 2006, compared to HK$2,000 million as at 31st December 2005.

GEARING RATIO AND INTEREST COVER

	Note	Six months ended 30th June		Year ended 31st December
		2006	2005	2005
Gearing ratio	1			
– Per accounts		**12%**	9%	5%
– Underlying		**11%**	9%	5%
Interest cover-times	2			
– Per accounts		**26.49**	20.50	34.09
– Underlying		**8.79**	6.91	12.82
Cash interest cover-times	3			
– Per accounts		**21.77**	19.26	30.86
– Underlying		**7.22**	6.49	11.61

Notes:

1. *Gearing represents the ratio of net borrowings to total equity (including minority interests).*
2. *Interest cover is calculated by dividing operating profit by net finance charges.*
3. *Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.*
4. *The calculation of underlying operating profit and underlying total equity is shown in the Financial Review section on pages 15 and 16.*

ANALYSIS OF GROSS BORROWINGS

At 30th June 2006, 66% of the group's gross borrowings were on a fixed rate basis and 34% were on a floating basis.

LOAN MATURITY PROFILE

	HK$M	
Within 1 year	2,579	18%
1 – 2 years	678	5%
2 – 5 years	1,694	12%
Over 5 years	9,222	65%
	14,173	100%

CURRENCY PROFILE

	HK$M	
Hong Kong Dollar	11,218	79%
United States Dollar	2,592	19%
New Taiwan Dollar	321	2%
Others	42	–
	14,173	100%

SOURCES OF FINANCE

At 30th June 2006, committed loan facilities and debt securities net of other borrowing costs amounted to HK$16,082 million, of which HK$2,576 million or 16% remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,089 million. Sources of funds at 30th June 2006 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,650	4,650	–
Fixed/Floating Rate Notes	6,048	6,048	–
Bank and other loans	5,384	2,808	2,576
	16,082	13,506	2,576
Uncommitted facilities			
Money market and others	3,756	667	3,089
TOTAL	19,838	14,173	5,665

CONTINGENT LIABILITIES

Guarantees given in respect of bank loans and other liabilities to jointly controlled and associated companies and third parties at 30th June 2006 amounted to HK$1,434 million compared to HK$1,378 million at 31st December 2005.

DEBT IN JOINTLY CONTROLLED AND ASSOCIATED COMPANIES

In accordance with Hong Kong Financial Reporting Standards, the group's balance sheet does not include the net debt in its jointly controlled and associated companies. These companies had the following net debt positions at 30th June 2006 and at the end of 2005. If the attributable portion of the net debt in jointly controlled and associated companies were to be added to the group's net debt, gearing would rise to 17% and underlying gearing would rise to 15%.

	Total net debt		Portion of net debt attributable to Swire Pacific		Debt guaranteed by Swire Pacific or its subsidiaries	
	30th June 2006 HK$M	31st December 2005 HK$M	**30th June 2006 HK$M**	31st December 2005 HK$M	**30th June 2006 HK$M**	31st December 2005 HK$M
Property Division	3,263	1,763	880	585	310	315
Aviation Division						
Cathay Pacific	7,577	9,050	3,508	4,193	–	–
Hactl	3,474	3,578	695	716	–	–
Dragonair	2,574	2,352	410	417	–	–
HAECO	(942)	(877)	(427)	(396)	–	–
Other Aviation Division companies	397	504	38	47	6	6
Beverages Division	(263)	(538)	(135)	(274)	39	–
Marine Services Division	317	707	301	405	500	500
Trading & Industrial Division	(498)	(301)	(256)	(149)	–	–
	15,899	16,238	5,014	5,544	855	821

FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES AND THEIR PROFORMA COMBINED BALANCE SHEET

Pursuant to Chapter 13 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the group and the group's attributable interest in those affiliated companies are presented below.

Affiliated companies include the group's jointly controlled and associated companies. As at 30th June 2006, the group had loans to affiliated companies totalling HK$10,102 million (before group provisions) and has given guarantees of HK$1,342 million in respect of facilities granted to affiliated companies, financial assistance totalling HK$11,444 million. These amounts exceed 8% of the group's total assets as at 30th June 2006.

	30th June 2006	
	Proforma combined balance sheet HK$M	**The group's attributable interest HK$M**
Non-current assets	25,473	9,567
Current assets	3,949	1,434
Current liabilities	(3,720)	(1,371)
Non-current liabilities	(3,843)	(1,363)
Minority interests	(336)	(165)
Shareholders' advances	(26,237)	(10,102)
	(4,714)	(2,000)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2006 – unaudited

	Note	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Turnover	4	9,409	8,988	18,937
Cost of sales		(5,418)	(5,136)	(10,755)
Gross profit		3,991	3,852	8,182
Other income	5	143	954	3,264
Distribution costs		(1,097)	(1,087)	(2,250)
Administrative expenses		(572)	(527)	(1,019)
Other operating expenses		(99)	(109)	(222)
Change in fair value of investment properties		5,688	4,584	11,887
Operating profit		8,054	7,667	19,842
Finance charges		(352)	(389)	(645)
Finance income		48	15	63
Net finance charges	7	(304)	(374)	(582)
Share of profits less losses of jointly controlled companies		389	419	756
Share of profits less losses of associated companies		1,164	1,181	2,306
Profit before taxation		9,303	8,893	22,322
Taxation	8	1,265	1,152	2,688
Profit for the period		8,038	7,741	19,634
Attributable to :				
The Company's shareholders		7,916	7,326	18,757
Minority interests		122	415	877
		8,038	7,741	19,634
Dividends				
Interim – proposed/paid		965	919	919
Final – proposed		–	–	2,235
		965	919	3,154
		HK$	HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	9			
'A' shares		5.17	4.79	12.25
'B' shares		1.03	0.96	2.45

	2006 Interim HK¢	2005 Interim HK¢	2005 Final HK¢	2005 Total HK¢
Dividends per share				
'A' shares	63.0	60.0	146.0	206.0
'B' shares	12.6	12.0	29.2	41.2

at 30th June 2006 – unaudited

	Note	30th June 2006 HK$M	31st December 2005 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	10	7,737	6,975
Investment properties	10	92,252	86,606
Leasehold land and land use rights	10	971	822
Intangible assets	11	716	44
Jointly controlled companies		3,895	3,869
Associated companies		20,057	19,281
Available-for-sale investments		425	470
Long-term receivables		11	12
Derivative financial instruments	15	41	31
Deferred expenditure		90	58
Deferred tax assets	16	80	192
Retirement benefit assets		187	201
		126,462	118,561
Current assets			
Properties for sale	12	1,015	529
Stocks and work in progress		1,384	1,334
Trade and other receivables	13	2,274	2,325
Derivative financial instruments	15	34	18
Short-term deposits and bank balances		1,555	1,891
		6,262	6,097
Current liabilities			
Trade and other payables	14	4,486	4,549
Provisions		41	35
Taxation		249	454
Derivative financial instruments	15	28	70
Bank overdrafts and short-term loans – unsecured		2,579	889
Long-term loans and bonds due within one year		–	500
		7,383	6,497
Net current liabilities		(1,121)	(400)
Total assets less current liabilities		125,341	118,161
Non-current liabilities			
Perpetual capital securities		4,650	4,633
Long-term loans and bonds		6,944	1,426
Derivative financial instruments	15	67	26
Deferred tax liabilities	16	12,116	11,127
Deferred liabilities		19	32
Retirement benefit liabilities		148	145
		23,944	17,389
NET ASSETS		101,397	100,772
EQUITY			
Share capital		919	919
Reserves	17	99,936	93,924
Equity attributable to the Company's shareholders		100,855	94,843
Minority interests	18	542	5,929
TOTAL EQUITY		101,397	100,772

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2006 – unaudited

	Six months ended 30th June 2006 HK$M	Six months ended 30th June 2005 HK$M	Year ended 31st December 2005 HK$M
Operating activities			
Cash generated from operations	2,698	1,655	5,158
Payment of Taikoo Shing land premium	–	–	(1,531)
Interest paid	(330)	(255)	(529)
Interest received	21	9	63
Profits tax paid	(359)	(189)	(319)
	2,030	1,220	2,842
Dividends received from jointly controlled and associated companies	871	1,382	2,152
Net cash from operating activities	2,901	2,602	4,994
Investing activities			
Purchase of property, plant and equipment	(1,028)	(452)	(1,324)
Additions of investment properties	(1,072)	(266)	(489)
Additions of leasehold land and land use rights	–	–	(2)
Proceeds from disposals of property, plant and equipment	146	22	23
Proceeds from disposals of investment properties	377	499	508
Purchase of shareholdings in an existing subsidiary company	(6,123)	–	–
Proceeds from sale of a subsidiary company	–	37	34
Purchase of shareholdings in jointly controlled companies	–	(129)	(129)
Loans to jointly controlled companies	(6)	(84)	(135)
Purchase of shareholdings in associated companies	(29)	(225)	(225)
Loans to associated companies	(44)	–	(3)
Purchase of intangible assets	(3)	(18)	(31)
Sale of shareholdings in jointly controlled companies	–	186	186
Repayment of loans from jointly controlled companies	82	324	505
Sale of shareholdings in associated companies	7	–	2,897
Repayment of loans from associated companies	71	6	12
Sale of shareholdings in and repayment of loans by available-for-sale investments	62	2	–
Deferred expenditure	(44)	(79)	(128)
Net cash (used in)/generated from investing activities	(7,604)	(177)	1,699
Net cash (outflow)/inflow before financing	(4,703)	2,425	6,693
Financing activities			
Loans drawn and refinancing	7,828	1,081	2,666
Repayment of loans	(1,160)	(1,003)	(4,963)
Repayment of capital contribution to minority interests	(2)	(5)	(314)
Dividends paid – to Company's shareholders	(2,235)	(2,174)	(3,093)
– to minority interests	(55)	(560)	(593)
Net cash generated from/(used in) financing activities	4,376	(2,661)	(6,297)
(Decrease)/increase in cash and cash equivalents	(327)	(236)	396
Cash and cash equivalents at 1st January	1,877	1,486	1,486
Currency adjustment	–	(2)	(5)
Cash and cash equivalents at end of the period	1,550	1,248	1,877
Represented by:			
Bank balances and short-term deposits maturing within three months	1,555	1,257	1,891
Bank overdrafts	(5)	(9)	(14)
	1,550	1,248	1,877

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2006 – unaudited

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
At 1st January	**100,772**	84,519	84,519
Changes in cash flow hedges			
– recognised during the period	**(58)**	487	572
– deferred tax recognised	**11**	(64)	(83)
Net fair value gains on available-for-sale investments recognised during the period	**398**	90	67
Exchange differences	**21**	6	20
Net income recognised directly in equity	**372**	519	576
Profit for the period	**8,038**	7,741	19,634
Changes in cash flow hedges			
– transferred to the profit and loss account	**(12)**	(15)	124
– transferred to initial cost of hedged items	**13**	(24)	(81)
Fair value gains on available-for-sale investments transferred to operating profit on disposal	**(46)**	–	–
Total recognised income for the period	**8,365**	8,221	20,253
Dividends paid			
– to the Company's shareholders	**(2,235)**	(2,174)	(3,093)
– to minority interests	**(55)**	(560)	(593)
Reduction in minority interests	**(5,453)**	–	–
Repayment of capital contribution to minority interests	**(2)**	(4)	(314)
Other	**5**	–	–
At end of the period	**101,397**	90,002	100,772
Total recognised income for the period attributable to			
– the Company's shareholders	**8,247**	7,802	19,357
– minority interests	**118**	419	896
	8,365	8,221	20,253

1. SEGMENT INFORMATION

(a) Primary reporting format – business segments by division:

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
Six months ended 30th June 2006	**Turnover HK$M**	**Operating profit HK$M**	**Net finance charges HK$M**	**Share of profits less losses HK$M**	**Share of profits less losses HK$M**	**Profit before taxation HK$M**	**Profit for the period HK$M**	**Profit attributable to shareholders HK$M**
Property								
Property investment	2,303	1,636	(386)	20	6	1,276	1,151	1,094
Property trading	496	181	22	74		277	191	191
Sale of investment properties	180	(2)				(2)	28	28
Hotels				22	61	83	83	83
Change in fair value of investment properties		5,657		(26)	55	5,686	4,658	4,656
	2,979	**7,472**	**(364)**	**90**	**122**	**7,320**	**6,111**	**6,052**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					723	723	723	723
Hong Kong Dragon Airlines					(7)	(7)	(7)	(7)
Aircraft engineering					180	180	180	180
Cargo handling					134	134	134	89
	–	–	–	–	**1,030**	**1,030**	**1,030**	**985**
Beverages								
Hong Kong	698	52	(1)			51	47	40
Taiwan	462	25	(1)			24	20	16
USA	1,498	136	(6)			130	102	102
Mainland China		(40)		124		84	81	73
Central costs		(18)				(18)	(18)	(17)
	2,658	**155**	**(8)**	**124**	–	**271**	**232**	**214**
Marine Services								
Ship repair, land engineering and harbour towage				33		33	33	33
Container handling				40		40	40	40
Ship owning and operating	878	279	(15)	21		285	273	273
	878	**279**	**(15)**	**94**	–	**358**	**346**	**346**
Trading & Industrial								
Car distribution	1,915	92				92	70	70
Shoe and apparel distribution	625	58		1	12	71	65	65
Waste services				30		30	30	30
Beverage can supply				17		17	17	17
Paint supply				33		33	33	33
Other activities	196		1			1	1	1
Valuation gains on investment properties		21				21	17	17
	2,736	**171**	**1**	**81**	**12**	**265**	**233**	**233**
Head Office								
Income/expenses	16	(33)	82	–	–	49	55	55
Sale of investment properties	197					–	23	23
Valuation gains on investment properties		10				10	8	8
	213	**(23)**	**82**	–	–	**59**	**86**	**86**
Inter-segment elimination	**(55)**							
Total	**9,409**	**8,054**	**(304)**	**389**	**1,164**	**9,303**	**8,038**	**7,916**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format – geographical segments:

	Turnover			Operating profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M	2005 HK$M
Hong Kong	**3,980**	3,966	7,766	**7,349**	7,143	18,373
Asia (excluding Hong Kong)	**2,555**	2,758	5,758	**101**	188	366
North America	**1,996**	1,550	3,921	**325**	182	690
Ship owning and operating	**878**	714	1,492	**279**	154	413
	9,409	8,988	18,937	**8,054**	7,667	19,842

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

1. SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments by division (continued):

Six months ended 30th June 2005	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group		
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	2,203	1,567	(201)	16	7	1,389	1,219	1,047
Property trading	187	61		(19)		42	27	5
Interest on land premium			(158)			(158)	(130)	(130)
Sale of investment properties	501	89				89	149	149
Hotels				21	41	62	62	62
Valuation gains on investment properties from								
– change in fair value		4,584		30	5	4,619	3,816	3,654
– transfer to finance cost		158				158	130	130
– write-back of provision for land premium		692				692	571	571
	2,891	**7,151**	**(359)**	**48**	**53**	**6,893**	**5,844**	**5,488**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					722	722	722	722
Hong Kong Dragon Airlines					15	15	15	15
Aircraft engineering					130	130	130	130
Cargo handling					127	127	127	85
	–	**–**	**–**	**–**	**994**	**994**	**994**	**952**
Beverages								
Hong Kong	604	52				52	42	39
Taiwan	487	30	(2)			28	21	17
USA	1,364	118	(6)			112	93	93
Mainland China		(38)		118		80	80	70
Central costs		(15)				(15)	(14)	(14)
	2,455	**147**	**(8)**	**118**	**–**	**257**	**222**	**205**
Marine Services								
Ship repair, land engineering and harbour towage				23		23	23	23
Container handling				57	134	191	191	191
Ship owning and operating	714	154	(21)	77		210	205	205
	714	**154**	**(21)**	**157**	**134**	**424**	**419**	**419**
Trading & Industrial								
Car distribution	2,056	141	(1)			140	105	105
Shoe and apparel distribution	743	68		1		69	52	52
Waste services				35		35	35	35
Beverage can supply				26		26	26	26
Paint supply				34		34	34	34
Other activities	148	(7)	1			(6)	(6)	(6)
	2,947	**202**	**–**	**96**	**–**	**298**	**246**	**246**
Head Office	**16**	**13**	**14**	**–**	**–**	**27**	**16**	**16**
Inter-segment elimination	**(35)**							
Total	**8,988**	**7,667**	**(374)**	**419**	**1,181**	**8,893**	**7,741**	**7,326**

1. SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments by division (continued):

Year ended 31st December 2005	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	4,382	3,064	(518)	29	13	2,588	2,322	1,989
Property trading	1,339	514		(46)		468	319	262
Interest on land premium			(158)			(158)	(130)	(130)
Sale of investment properties	509	93				93	154	154
Hotels				9	95	104	104	104
Valuation gains on investment properties from								
– change in fair value		11,881		95	19	11,995	9,953	9,604
– transfer to finance cost		158				158	130	130
– write-back of provision for land premium		692				692	571	571
	6,230	**16,402**	**(676)**	**87**	**127**	**15,940**	**13,423**	**12,684**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					1,418	1,418	1,418	1,418
Hong Kong Dragon Airlines					43	43	43	43
Aircraft engineering					279	279	279	279
Cargo handling					283	283	283	188
	–	–	–	–	**2,023**	**2,023**	**2,023**	**1,928**
Beverages								
Hong Kong	1,358	152				152	135	121
Taiwan	1,046	92	(3)	1		90	63	52
USA	2,783	262	(12)			250	203	203
Mainland China		(68)		213		145	145	127
Central costs		(30)				(30)	(29)	(29)
	5,187	**408**	**(15)**	**214**	–	**607**	**517**	**474**
Marine Services								
Ship repair, land engineering and harbour towage				30		30	30	30
Container handling				112	156	268	268	268
Ship owning and operating	1,492	413	(24)	86		475	467	467
Sale of an associated company		2,270				2,270	2,270	2,270
	1,492	**2,683**	**(24)**	**228**	**156**	**3,043**	**3,035**	**3,035**
Trading & Industrial								
Car distribution	4,156	245				245	182	182
Shoe and apparel distribution	1,574	137	(3)	2		136	106	106
Waste services				83		83	83	83
Beverage can supply				67		67	67	67
Paint supply				75		75	75	75
Other activities	347		1			1	1	1
Valuation gains on investment properties		6				6	6	6
	6,077	**388**	**(2)**	**227**	–	**613**	**520**	**520**
Head Office	**153**	**(39)**	**135**	–	–	**96**	**116**	**116**
Inter-segment elimination	**(202)**							
Total	**18,937**	**19,842**	**(582)**	**756**	**2,306**	**22,322**	**19,634**	**18,757**

2. BASIS OF PREPARATION

The condensed consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reporting" issued by the HKICPA and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. ACCOUNTING POLICIES

The accounting policies adopted are consistent with those as described in the 2005 annual accounts and should be read in conjunction therewith.

4. TURNOVER

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Gross rental income from investment properties	**2,257**	2,162	4,292
Charter hire income	**878**	714	1,492
Sales of development properties	**496**	187	1,339
Sales of investment properties	**377**	501	509
Rendering of other services	**41**	43	91
Sales of goods	**5,360**	5,381	11,214
	9,409	8,988	18,937

5. OTHER INCOME

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Other income includes the following			
Fair value gains/(losses) on derivative instruments			
– forward contracts: fair value hedges	3	60	58
– forward contracts: transactions not qualifying as hedges	(1)	(11)	(16)
Valuation gains on investment properties from			
– transfer of interest element of land premium to finance cost (Note 7)	–	158	158
– write-back of provision for land premium	–	692	692
Profit on sale of a subsidiary company	–	21	21
Profit on sale of shares in associated companies	5	–	2,270
Profit on sale of property, plant and equipment	60	6	4
Profit on sale of available-for-sale investments	37	–	–
Exchange differences	(10)	(4)	9

6. EXPENSES BY NATURE

Expenses included in cost of sales, distribution costs, administrative and other operating expenses are analysed as follows:

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Cost of stocks sold	3,811	3,601	8,056
Cost of investment properties sold	379	412	416
Depreciation of property, plant and equipment	259	259	515
Staff costs	1,207	1,162	2,259
Operating lease rentals			
– properties	103	71	198
– other equipment	15	14	28
Amortisation of leasehold land and land use rights	6	1	2
Amortisation of intangible assets	6	4	10
Amortisation of deferred expenditure	12	9	21
Impairment losses on property, plant and equipment	–	–	8
Write-down of stocks and work in progress	26	21	44

7. NET FINANCE CHARGES

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Interest charged on:			
Bank loans and overdrafts	47	37	72
Other loans and bonds	318	239	494
Land premium (Note 5)	–	158	158
Other borrowing costs	11	10	19
Fair value (gains)/losses on financial instruments			
– interest rate swap: cash flow hedges, transfer from equity	(2)	1	–
– interest rate swap: fair value hedges	42	1	5
– interest rate swap: not qualifying as hedges	2	(33)	(42)
Deferred into properties under development for sale	–	(11)	(16)
Capitalised on			
– properties	(35)	(4)	(18)
– vessels	(31)	(9)	(27)
	352	389	645
Interest income on:			
Short-term deposits and bank balances	(11)	(1)	(16)
Other loans	(37)	(14)	(47)
	(48)	(15)	(63)
	304	374	582

8. TAXATION

	Six months ended 30th June		Year ended 31st December
	2006 HK$M	2005 HK$M	2005 HK$M
Current taxation:			
Hong Kong profits tax	92	110	199
Overseas taxation	75	118	402
Over-provision in respect of previous years	–	–	(18)
Deferred taxation:			
Changes in fair value of investment properties	974	890	2,092
Origination and reversal of other temporary differences	124	34	13
	1,265	1,152	2,688

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

The group's share of jointly controlled and associated companies' taxation for the six months ended 30th June 2006 of HK$212 million (30th June 2005: HK$71 million; 31st December 2005: HK$136 million) and HK$239 million (30th June 2005: HK$235 million; 31st December 2005: HK$393 million) respectively is included in the share of profits less losses of jointly controlled and associated companies.

9. EARNINGS PER SHARE (BASIC AND DILUTED)

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders for the period ended 30th June 2006 of HK$7,916 million (30th June 2005: HK$7,326 million; 31st December 2005: HK$18,757 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the period and throughout 2005.

10. CAPITAL EXPENDITURE ON TANGIBLE ASSETS

	Property, plant and equipment HK$M	Investment properties HK$M	Leasehold land and land use rights HK$M
Cost or valuation:			
At 31st December 2005	12,187	86,606	854
Translation differences	37	–	5
Additions	1,074	1,093	–
Disposals	(330)	(378)	–
Transfer between categories	10	(162)	150
Transfer to properties for sale	–	(595)	–
Transfer to intangible assets	(2)	–	–
Valuation increase during the period	–	5,688	–
At 30th June 2006	12,976	92,252	1,009
Depreciation/amortisation:			
At 31st December 2005	5,212	–	32
Translation differences	15	–	–
Charge for the period	259	–	6
Disposals	(245)	–	–
Transfer between categories	(2)	–	–
At 30th June 2006	5,239	–	38
Net book value:			
At 30th June 2006	7,737	92,252	971
At 31st December 2005	6,975	86,606	822

11. INTANGIBLE ASSETS

	Goodwill HK$M	Computer software HK$M	Total HK$M
Cost:			
At 31st December 2005	18	43	61
Additions	670	6	676
Transfer from property, plant and equipment	–	2	2
At 30th June 2006	688	51	739
Accumulated amortisation:			
At 31st December 2005	–	17	17
Charge for the period	–	6	6
At 30th June 2006	–	23	23
Net book value:			
At 30th June 2006	688	28	716
At 31st December 2005	18	26	44

12. PROPERTIES FOR SALE

At 30th June 2006, none of the properties for sale are pledged as security for the group's long-term loans (31st December 2005: none).

13. TRADE AND OTHER RECEIVABLES

	30th June 2006 HK$M	31st December 2005 HK$M
Trade debtors	1,442	1,200
Amounts due from jointly controlled companies	8	11
Amounts due from associated companies	–	48
Other receivables	824	1,066
	2,274	2,325

The aged analysis of trade debtors was as follows:

	30th June 2006 HK$M	31st December 2005 HK$M
Under three months	1,367	1,158
Between three and six months	39	34
Over six months	36	8
	1,442	1,200

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

14. TRADE AND OTHER PAYABLES

	30th June 2006 HK$M	31st December 2005 HK$M
Trade creditors	729	826
Amounts due to intermediate holding company	56	79
Amounts due to jointly controlled companies	16	5
Amounts due to associated companies	6	41
Interest-bearing advances from jointly controlled companies	178	253
Interest-bearing advances from associated companies	150	150
Advances from minority interests	116	116
Rental deposits	1,326	1,334
Other payables	1,909	1,745
	4,486	4,549

The aged analysis of trade creditors was as follows:

	30th June 2006 HK$M	31st December 2005 HK$M
Under three months	717	808
Between three and six months	–	1
Over six months	12	17
	729	826

15. DERIVATIVE FINANCIAL INSTRUMENTS

The group uses derivative financial instruments solely for management of an underlying risk and the group mitigates the market risk by matching the gains and losses on the derivatives with the losses and gains on the assets, liabilities or transactions being hedged. It is the policy of the group not to enter into derivative transactions for speculative purposes.

	30th June 2006	
	Assets HK$M	Liabilities HK$M
Cross-currency swaps – cash flow hedges	7	3
Cross-currency swaps – fair value hedges	–	42
Interest-rate swaps – cash flow hedges	21	–
Interest-rate swaps – fair value hedges	–	24
Forward foreign exchange contracts – cash flow hedges	25	6
Forward foreign exchange contracts – fair value hedges	–	12
Interest-rate swaps – not qualifying as hedges	14	–
Forward foreign exchange contracts – not qualifying as hedges	8	8
Total	75	95
Less non-current portion:		
Cross-currency swaps – cash flow hedges	7	1
Cross-currency swaps – fair value hedges	–	42
Interest-rate swaps – cash flow hedges	21	–
Interest-rate swaps – fair value hedges	–	24
Forward foreign exchange contracts – cash flow hedges	2	–
Interest-rate swaps – not qualifying as hedges	11	–
	41	67
Current portion	34	28

	31st December 2005	
	Assets HK$M	Liabilities HK$M
Cross-currency swaps – cash flow hedges	6	1
Interest-rate swaps – cash flow hedges	17	–
Interest-rate swaps – fair value hedges	–	25
Forward foreign exchange contracts – cash flow hedges	–	46
Forward foreign exchange contracts – fair value hedges	–	15
Interest-rate swaps – not qualifying as hedges	16	–
Forward foreign exchange contracts – not qualifying as hedges	10	9
Total	49	96
Less non-current portion:		
Cross-currency swaps – cash flow hedges	6	1
Interest-rate swaps – cash flow hedges	17	–
Interest-rate swaps – fair value hedges	–	25
Interest-rate swaps – not qualifying as hedges	8	–
	31	26
Current portion	18	70

16. DEFERRED TAXATION

The movement on the net deferred tax liabilities account is as follows:

	HK$M
At 31st December 2005	10,935
Translation differences	3
Charged to profit and loss account	1,098
At 30th June 2006	12,036
Represented by :	
Deferred tax assets	(80)
Deferred tax liabilities	12,116
	12,036

17. RESERVES

	Revenue reserve (Note (a)) HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 31st December 2005	93,247	342	33	292	10	93,924
Profit for the period	7,916					7,916
2005 final dividend	(2,235)					(2,235)
Changes in cash flow hedges						
– recognised during the period					(58)	(58)
– deferred tax recognised					11	11
– transferred to the profit and loss account					(12)	(12)
– transferred to initial costs of hedged items					13	13
Net fair value gains on available-for-sale investments						
– recognised during the period				398		398
– transferred to operating profit on disposal				(41)		(41)
Exchange difference	20					20
At 30th June 2006	98,948	342	33	649	(36)	99,936

Note:

(a) The revenue reserve includes HK$965 million representing the proposed interim dividend for the period (31st December 2005: HK$2,235 million representing the proposed final dividend for 2005).

18. MINORITY INTERESTS

	HK$M
At 31st December 2005	5,929
Translation differences	1
Change in group	(5,453)
Repayment of capital contribution	(2)
Fair value gains on available-for-sale investments transferred to operating profit on disposal	(5)
Share of profits less losses	122
Dividends paid and payable	(55)
Other	5
At 30th June 2006	542

19. CONTINGENCIES AND COMMITMENTS

	30th June 2006 HK$M	31st December 2005 HK$M
Outstanding commitments for capital expenditure at the end of the period:		
Property, plant and equipment		
Contracted for but not provided for in the accounts	1,124	1,924
Authorised by Directors but not contracted for	4,304	4,259
Investment properties		
Contracted for but not provided for in the accounts	2,439	199
Authorised by Directors but not contracted for	305	2,694
Guarantees outstanding at the end of the period in respect of bank loans and other liabilities of:		
Jointly controlled companies	1,243	1,204
Associated companies	22	9
Third parties	169	165
	1,434	1,378

20. RELATED PARTY TRANSACTIONS

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (H.K.) Limited ("JSSHK") provided services to various companies in the group and under which costs were reimbursed and fees payable. In return for these services, JSSHK received annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there were no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The Agreements took effect from 1st January 2005 and will terminate on 31st December 2007. For the six months ended 30th June 2006, service fees payable amounted to HK$57 million (2005: HK$60 million). Expenses of HK$45 million (2005: HK$43 million) were reimbursed at cost; in addition, HK$66 million (2005: HK$67 million) in respect of shared administrative services were reimbursed.

20. RELATED PARTY TRANSACTIONS (continued)

The following is a summary of other significant transactions between the group and related parties which were carried out in the normal course of the group's business:

	For the six months ended 30th June							
	Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
Notes	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M	**2006 HK$M**	2005 HK$M
(a) Revenue from								
– sales of beverage drinks	**–**	–	**6**	6	**–**	–	**–**	–
– rendering of services	**14**	16	**4**	5	**–**	–	**–**	–
(a) Purchases of beverages cans	**70**	64	**–**	–	**–**	–	**–**	–
(a) Purchases of other goods	**19**	18	**48**	–	**–**	–	**–**	–
(a) Purchases of services	**–**	–	**1**	1	**4**	6	**–**	–
(b) Rental revenue	**–**	–	**2**	3	**3**	3	**17**	17
(c) Interest income	**5**	3	**16**	5	**–**	–	**–**	–
(c) Interest charges	**5**	2	**–**	–	**–**	–	**–**	–
Disposal proceeds of a subsidiary	**–**	–	**–**	–	**–**	40	**–**	–
Disposal proceeds of investment properties	**–**	–	**–**	–	**–**	–	**372**	–

Period-end balances arising from sales/purchases of goods/services with jointly controlled and associated companies, fellow subsidiaries and intermediate holding company are disclosed in note 13 and 14. These balances arise in the normal course of business, are non-interest bearing and under normal credit terms.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms comparable to those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Long-term loans advanced to jointly controlled and associated companies are disclosed below whilst loans due to jointly controlled and associated companies are disclosed in Note 14. These loans have no fixed settlement dates.

Period-end loan balances advanced to jointly controlled and associated companies are as follows:

	30th June 2006 HK$M	31st December 2005 HK$M
Loans due from jointly controlled companies less provisions	**4,412**	4,478
Loans due from associated companies less provisions	**1,059**	1,085

CORPORATE GOVERNANCE

The Company has complied with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

SHARE CAPITAL

During the period under review, the group did not purchase, sell or redeem any of its shares.

DIRECTORS' INTERESTS

At 30th June 2006, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of Swire Pacific Limited and its associated corporations (within the meaning of Part XV of the SFO), John Swire & Sons Limited, Cathay Pacific Airways Limited and Hong Kong Aircraft Engineering Company Limited:

	Capacity					
	Beneficial interest					
Swire Pacific Limited	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
– 'A' shares						
P N L Chen	–	2,000	–	2,000	0.0002	–
P A Johansen	10,000	–	1,500	11,500	0.0012	1
C D Pratt	21,000	–	–	21,000	0.0023	–
Sir Adrian Swire	–	–	794,473	794,473	0.0854	2
– 'B' shares						
P N L Chen	65,000	10,142	–	75,142	0.0025	–
D Ho	100,000	–	–	100,000	0.0033	–
P A Johansen	–	–	200,000	200,000	0.0067	1
C Lee	750,000	–	21,405,000	22,155,000	0.7376	1
C D Pratt	50,000	–	–	50,000	0.0017	–
Sir Adrian Swire	4,813,169	–	15,741,913	20,555,082	0.6844	2

John Swire & Sons Limited	Capacity: Beneficial interests – Personal	Capacity: Beneficial interests – Family	Capacity: Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
– Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	3
P A Johansen	8,000	–	–	8,000	0.01	3
Sir Adrian Swire	2,142,152	2,815,062	24,715,975	29,673,189	29.67	4
– 8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	3
Sir Adrian Swire	1,049,080	843,411	7,332,727	9,225,218	30.75	4

Cathay Pacific Airways Limited	Beneficial interest (personal)	Percentage of issued capital (%)
– Ordinary Shares		
P N L Chen	9,000	0.00027

Hong Kong Aircraft Engineering Company Limited	Beneficial interest (personal)	Percentage of issued capital (%)
– Ordinary Shares		
J R Slosar	6,400	0.0038

Notes:

1. *All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust Interest" are held by them as beneficiaries of trusts.*
2. *All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.*
3. *Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.*
4. *Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest", has any beneficial interest in those shares.*

Other than as stated above, no Director or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' AND OTHER INTERESTS

The register of substantial shareholders maintained under Section 336 of the SFO shows the following interests in the Company's shares as at 30th June 2006:

	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Note
Substantial Shareholders					
John Swire & Sons Limited	72,742,015	7.82	2,035,480,765	67.77	1
Franklin Resources, Inc.	103,228,390	11.10	–	–	2
J.P. Morgan Chase & Company	110,758,608	11.90	–	–	3
Capital Research and Management Company	71,040,500	7.64	–	–	4
Other Shareholders					
Aberdeen Asset Management plc	–	–	240,303,900	8.00	5
Templeton Global Advisors Ltd.	55,761,220	5.99	–	–	4

Notes:

1. *The shares are held in the capacity of beneficial owner.*
2. *This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given. These shares do not include the shares in which Templeton Global Advisors Ltd., a wholly owned subsidiary of Franklin Resources, Inc., is interested.*
3. *The shares held by J.P. Morgan Chase & Company are held in the following capacities:*

Capacity	No. of shares
Beneficial owner	4,732,788
Investment manager	50,576,264
Custodian Corporation/Lending agent	55,449,556

4. *These shares are held in the capacity as investment manager.*
5. *Aberdeen Asset Management plc is interested in these shares in its capacity as investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management plc are interested.*

The Company had not been notified of any short positions in the shares of the Company as at 30th June 2006.

At 30th June 2006, the John Swire & Sons Limited group owned directly or indirectly interests in shares of the Company representing 31.34% of the issued capital and 53.59% of the voting rights.

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